Via Facsimile and U.S. Mail
Mail Stop 6010

May 19, 2008

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Assured Guaranty, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
File No. 1-32141

Dear Mr. Mills:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Business
Financial Guaranty Portfolio, page 3

1. In the tables breaking out net par outstanding on pages 3, 5 and 11, please disaggregate the information between traditional financial guaranty insurance and credit derivatives.

Critical Accounting Estimates

Reserves for Losses and Loss Adjustment Expenses, page 68

2. Please disclose the weighted average default frequency and severity for all periods presented and discuss the reason each has changed historically over the periods presented.

3. During 2007 you added financial guarantees on home equity line of credit of almost $1.8 billion to your closely monitored credit list. Almost $1.5 billion of these home equity line of credit financial guarantees are internally rated below investment grade. However, you only recognized case reserves of $2.5 million and portfolio reserves of $17.6 million on your home equity line of credit financial guarantees. Please address the following:

    *   Disclose the key assumptions and the changes in them that led to your possible range of case loss reserves of $0 to $100 million,
    *   The factors considered in determining that no case reserve was required on your exposure to the $2.1 billion in home equity lines of credit serviced by Countrywide Financial since you do not believe that a loss is probable,
    *   The small case and portfolio reserves of $2.5 million and $17.6 million in light of your disclosures on page 87 that your home equity lines of credit have average subordination of about half of one percent while the cumulative losses on these financial guarantees are 2.9% and the loans more than 60 days delinquent exceed 8%, and
    *   How you factored in home equity line of credit "seasoning" in setting your loss reserves given the higher cumulative losses and delinquencies on lines of credit originated in 2005 and the more recent ones originated in 2007.

4. You disclose that significant deterioration in the performance of the subprime real estate mortgage-backed securitizations may necessitate a change in your assumptions or may result in loses incurred. You further disclosed that either circumstance could result in increases to your case reserves and that such increases could be material to your statement of operations and comprehensive

income. Based on the significance of your subprime exposure please revise your disclosure to :

- Discuss how management has adjusted each of the key assumptions used in calculating the loss reserve as of December 31, 2007. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions, and
- Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. level and timing of loan defaults and/or other assumptions used) would have on reported results, financial position and liquidity.

Valuation of Derivative Financial Instruments, page 74

5. You disclosed that for the year ended 2007, approximately 45% of your unrealized loss on derivative financial instruments is due to a decline in the market value of high yield and investment grade corporate collateralized loan obligation transactions, with the balance generated by lower market values principally in the residential and commercial mortgage-backed securities markets. Please revise your disclosures surrounding the valuation of your high yield and investment grade collateralized loan obligations to include:

- The unrealized gain or loss on your outstanding high yield and investment grade corporate collateralized loan obligations by asset type, par amount, vintage and credit rating as of December 31, 2007,
- The amount of subordination in the high yield and investment grade corporate collateralized loan obligations that you guaranteed at December 31, 2007 and the original amount of the subordination when you entered into these collateralized loan obligation financial guarantees, and
- Your exposure to loss due to industry concentrations or industry specific factors.

6. You disclosed that over 50% of your unrealized loss on derivative financial instruments in 2007 is due to a decline in the market value of residential and commercial mortgage-backed securities that you guaranteed. Please revise your disclosure surrounding the valuation of your residential and commercial mortgage-backed securities to include:

- The unrealized gain or loss on your outstanding residential mortgage-backed securities that you guaranteed by asset type, par amount, vintage and credit rating as of December 31, 2007,
- The unrealized gain or loss on your outstanding commercial mortgage-backed securities that you guaranteed by asset type, par amount, vintage and credit rating as of December 31, 2007, and

- The amount of subordination on the commercial mortgage-backed securities that you guaranteed at December 31, 2007 and the original amount of the subordination when you entered into these financial guarantees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Investment Portfolio, page 112

7. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in or asset positions with a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Market Risks, page 114

8. You disclose, as an example, you would have to make mark-to-market payments of $70 million if a credit derivative is terminated due to a downgrade of your credit rating to an A credit rating in certain derivative transactions. Please disclose any other material amounts of mark-to-market payments that you would be required to make to counterparties for any downgrades below an A rating.

Financial Statements

Note 12 – Income Taxes, page 150

9. You recognized a deferred tax asset of $166.3 million on your credit default swaps in 2007. You did not record or disclose why you believe that no valuation allowance is necessary on the deferred tax assets. Please disclose within MD&A the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the $166.3 million in deferred tax assets will be realized. Please refer to paragraphs 20-25 of SFAS 109 for guidance.

Note 13 – Commitments and Contingencies, page 159

10. Please disclose the financial, regulatory and rating agency criteria that you are required to maintain under your reinsurance agreements. If it is reasonably likely that you will not be able to maintain these criteria, disclosure in MD&A of the effects on financial position, operations and liquidity may be required under Financial Reporting Codification Section 501.02.

Note 18 – Long-Term Debt
Committed Capital Securities

11. In addressing the Item 303(a)(4) of Regulation S-K off-balance sheet
    arrangements disclosure requirements, please disclose the following, to the extent
    they are applicable and material, for the custodial trusts:

    - Amount, category and rating of assets the trusts hold;
    - Any material write-downs or downgrades of assets the trusts hold;
    - Types of variable interests you hold in the trusts;
    - Your obligations under the agreements including any triggers causing you to
      fund the trusts;
    - The formula for calculating put option premiums.

Note 23 – Business Segments, page 178

12. Please tell us your operating segments as defined in SFAS 131. If your public
    finance, structured finance and credit default swap derivative products are
    operating segments, please also tell us the reasons for aggregating them within the
    Financial Guarantee Direct and Financial Guarantee Reinsurance segments.
    Please discuss how you determined that the economic characteristics and the five
    criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar for these
    three product lines.

Form 10-Q for the period ended March 31, 2008

Notes to Consolidated Financial Statements

Note 13. Fair Value of Financial Instruments

13. You disclose that you use a combination of observable market data and valuation
    models to determine the fair value of your $78.1 billion of credit derivatives.
    Please explain how the models calculate fair value and provide a more robust
    disclosure of the various inputs and assumptions used in the respective models.
    Please also include quantified and narrative disclosure of the impact that
    reasonably likely changes in the key assumptions (i.e. expected term, recovery
    rates, performance of underlying assets, current pricing, etc.) used would have on
    the financial statements at December 31, 2007.

14. Please include a discussion in your disclosure of the strengths and weaknesses of
    your CDS modeling techniques.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant